

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

February 15, 2011

Mr. Richard Astrom
A Clean Slate, Inc.
1750 Osceola Boulevard
West Palm Beach, Florida 33409

Re: **A Clean Slate, Inc.**
Registration Statement on Form S-1
Filed on January 21, 2011
File No. 333-171804

Dear Mr. Astrom:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the shares being registered for resale represent a significant percentage of your outstanding common shares held by non-affiliates. Due to the significant number of shares being registered, it appears that certain selling stockholders may be acting as conduits for the company in an indirect primary offering. Because you are

not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page.

In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

2.   Revise to include audited financial statements for the year ended December 31, 2010 giving effect to the new legal structure from an LLC to a Corporation, the reverse stock split, the private offering and the merger.

Prospectus Cover Page

3.   We note your statement that your common stock is quoted on the OTCBB under the symbol "DRWN.OB," and that the last reported sale price of your stock on the OTCBB on January 14, 2011 was $0.15 per share. We are unable to determine, however, that a trade has taken place since December 9, 2010. Please confirm that you are still trading on the OTCBB. In the absence of being quoted on the OTCBB, please revise the cover page to include a fixed price at which the selling stockholders may resell their shares of common stock until a market develops on an exchange or over-the-counter market. Also, if you are not currently quoted on the OTCBB, please revise your disclosure, for example at pages 13 and 14, to reflect that fact.

Risks related to our organization and out stock, page 13
Until redemption of the Series B Preferred Stock, our CEO beneficially owns a majority of our voting shares and can elect our directors and control operations., page 13

4.   Please supplementally advise us how you agreed "in part to redeem (subject to the effectiveness of the Registration Statement) all of our currently outstanding Series B Preferred Stock in exchange for $500,000 cash." Advise us as to which registration statement you refer, insofar as you have stated elsewhere that you will receive none of the proceeds of sales registered under the current registration statement because it **is** on behalf of selling shareholders only. Likewise, please revise to include risk factor disclosure, as applicable, with respect to any risk attendant to your inability to redeem the preferred stock in the absence of funds sufficient to do so.

We depend highly on our current and successor chief executive officer whose unexpected loss may adversely impact our business and with whom we do not have a formal employment agreement., page 15

5.   Please advise us how Mr. Astrom's separation from the company can be deemed an "unexpected loss" that would adversely affect your business, insofar as it is contemplated that he will do so upon redemption of his preferred shares under Section 7.7 of the Merger Agreement. Likewise, revise to clarify the first paragraph of this risk factor to state under what circumstances you would seek to "retain him," beyond the limitations of not having sufficient resources to redeem his preferred shares.

Description of Business, page 23

6.   Please revise to address competitive conditions within your industry. Please refer to Item 101(h)(iv) of Regulation S-K. Likewise, as applicable, please discuss your dependence on one or a few major customers. Refer to Item 101(h)(vi) of Regulation S-K.

Results of Operations for Nine Months ended September 30, 2010 and 2009, page 28

7.   We note that you had some significant changes in revenues and operating expenses from prior periods. However your disclosure regarding the changes only states the change but does not provide an explanation for the change. Please disclose the reason for the fluctuations. In addition identify and discuss key performance indicators, including non-financial performance indicators that you use to manage the business and that would be material to investors. You should identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance in the future. Please refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72 at: http://www.sec.gov/rules/interp/33-8350.htm. In addition please comply with this comment in Results of Operations for Years Ended December 31, 2009 and 2008 on page 29.

Notes Payable—Other, page 29

8.   Please update, as applicable, to reflect whether or not you have repaid the Note due on January 31, 2011. Please similarly revise under "Certain Relationships and Related Transactions" at page 37.

Directors, Executive Officers, Promoters and Control Persons, page 32

9.   For each of your directors please provide the information required by 401(e) of Regulation S-K, the qualifications that led to the conclusion that the person should serve as a director.

10.   Please revise to indicate the name of the consumer law practice Mr. Forgey built. Please refer to Item 401(e)(1) of Regulation S-K.

11.   We note that you have not identified Mr. Astrom as a promoter. Please revise to do so, or provide us with your analysis as to why you have determined it appropriate not to identify him as such.

Executive Compensation, page 35

12.   We note that the total compensation disclosed for Scott Forgey in the table you have provided differs from that included in the Pre14C filed by Darwin Resources, Inc. filed on November 11, 2010. Please revise or advise.

Certain Relationships and Related Transactions, page 37

13.   Please revise to indicate the name of the related party and the basis on which the person is a related person with respect to the notes executed in September, 2010. Please refer to Item 404(a)(1) of Regulation S-K.

Financial Statements for the Fiscal Period Ended December 31, 2009

Note 1 Nature of Operations and Summary of Significant Accounting Policies, page 48

Accounts Receivable, page 49

14.   We note your statement that the Company has no history of collection matters, and there has been no bad debt expense recorded. However in your Statements of Cash Flows on page 47 you disclose bad debt expense of $8,590. Please explain. Disclose the reason for your bad debt expense in the notes to your financial statements.

Part II, Recent Sales of Unregistered Securities

15.   Please revise to provide a brief analysis of the facts relied upon for the exemptions from registration you are claiming. Please refer to Item 701(d) of Regulation S-K.

16.   We note that you have not included disclosure relating to the 369,000,000 shares issued on December 27, 2010 to members of VDS in connection with the merger. Please advise or revise.

Signatures, page 62

17.   Please revise to indicate who is signing the registration statement in the capacities of principal financial officer and principal accounting officer. Refer to Instruction 1 to "Signatures" of Form S-1.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Laura Anthony, Esq.
Via facsimile, 561-514-0832